GLOBAL GSM SOLUTIONS INC.

204 West Spear Street

Carson City NV 89703

Tel: (775) 636-6986, Fax: (775) 245-3048

May 19, 2010

United States

Securities and Exchange Commission

Washington, DC 20549-7010

Attention:  Dorine H. Miller

Re:  Global GSM Solutions, Inc.

Registration Statement on Form S-1

Filed: April 7, 2010

File No.: 333-165929

Dear Ms. Miller:

In response to your letter dated May 4, 2010 which included comments regarding our Registration Statement on Form S-1 filed on April 7, 2010, we have prepared the following responses:

Prospectus Cover Page

Comment 1: If you use the prospectus before the effective date of the registration statement please amend the registration statement to include in boldface or some other prominent type the “Subject to Completion” legend required by Item 501 (b)(10) of Regulation S-K.

Response: We amended the registration statement to include in boldface the “Subject to Completion” legend on the Cover Page.

Comment 2: Please note that the proceeds to the company, as disclosed in the table on the prospectus cover page, should be net only of underwriting discounts and commissions. Other expenses of the offering, such as legal and professional fees, should be disclosed in Part II of the Form S-1 under Item 13. Please revise the cover page information accordingly.

Response:  We amended the cover page to correct net proceeds.

Risk Factor, page 6

We lack an operating history and have not generated any revenues or profit to date. There is no assurance our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may have to cease operations, page 7

Comment 3: You disclosed that your net loss since inception is $840 for incorporation service fee. Based on your statement of operation, it appears that your net loss since inception is $5,740. Please revise accordingly.

Response: We revised our net loss from $840 to $5,740 in the Risk Factor on page 7.

Because we do not have an escrow or trust account for your subscription..., page 8

Comment 4: We note your disclosure that your director and sole officer has the power to appropriate the $60,000.00 you raise, and can therefore take the funds for their own use. Please provide your state law analysis as to why this director and officer would have this power. Alternatively, please remove this disclosure, as it suggests that this activity would be authorized under state law.

Response: We removed this disclosure form the Risk Factors.

Use of Proceeds, page 13

Comment 5: Please revise the use of the proceeds to the registrant as shown in the use of proceeds table to account for all of the $8,700 of expenses of the offering, disclosed in Item 13 in the Part II of the registration statement, if you will use proceeds of the offering to cover all of these expenses.

Response: We have revised our use of proceeds to clarify that the $8,700 expenses of the offering disclosed in Item 13 in the Part II of the registration statement were paid from the funds from our directors. We will not use proceeds for these expenses of the offering. However, we estimate to use $8,000 from proceeds to pay for additional legal and accounting fees to keep our company current with its reporting obligations for the next 12 months.

Comment 6: You present the uses of proceeds assuming the sale of 50% and 100% of the securities offered for sale in this offering. Assuming the sale of 100% of the securities, you estimate that you will have net proceeds of $52,000. However, your detailed listing of how the net proceeds will be used totals $62,000. Please revise accordingly.

Response: We revised our detailed listing of how the net proceeds will be used and it totals $52,000 now.

Comment 7: In your MD&A discussion you state that “Even if we raise $60,000 from this offering, it will last one year...” Discuss the likelihood that you may need to borrow additional funds to continue your business plan, if you do not obtain the maximum or less than 50% of the maximum proceeds within the next twelve months.

Response: We added a discussion on page 13 and page 19 that we may need to borrow additional funds to continue your business plan, if you do not obtain the maximum or less than 50% of the maximum proceeds within the next twelve months:

“If we do not obtain the maximum or less than 50% of the maximum proceeds, we may need to borrow additional funds to continue our business plan within next twelve months. We cannot provide investors with any assurance that we will be able to raise sufficient funds to proceed with any work or activities of the development program. We plan to raise additional funding for development by way of a private debt or equity financing, but have not commenced any activities to raise such funds and have no current plans on how to raise such funds. If we experience such a shortage of funds prior to funding during the next 12 months, we may utilize funds from Gennady Fedosov, our President, who has informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses, however he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.”

Comment 8: If any proceeds will be used as direct or indirect payments to Mr. Fedosov and Ms. Ivashenko or their affiliates, appropriate disclosure should be made.

Response: We add a paragraph on page 13:

“No proceeds will be used as direct or indirect payments to Mr. Fedosov and Ms. Ivashenko or their affiliates.”

Plan of Distribution, page 16

Comment 9: Discuss Mr. Fedosov’s prior experience or lack thereof relating to conducting a best-effort offering. If applicable, the potential risks should be addressed in the risk factors section.

Response: We have discussed Mr. Fedosov’s lack of experience relating to conducting a best-effort offering by adding the disclosure below and adding an appropriate risk factor in the risk factor section:

“Mr. Fedosov does not have any experience conducting a best-effort offering. As a result, we may not be able to raise any funds successfully. If we are not able to raise sufficient funds, our business will suffer and your investment may materially adversely affected.”

        Procedures for Subscribing, page 18

Comment 10: Please summarize the material terms of the subscription agreement and file copies of the subscription agreement as exhibits to the registration statement. We may have further comments.

Response: We have added the following summary of the material terms of the subscription agreement as follows:

1. The agreement includes the price per share and the total amount of shares being purchased

2. Subscriber warrants to the company: a) He/She recognizes that the purchase of Shares involves a high degree of risk and can afford the loss of their entire investment; b) There is no current market for the Shares: c) Subscriber has received a copy of the prospectus.

3. Company warrants to the Subscriber that: a) The Company is a corporation duly organized, existing and in good standing under the laws of the State of Nevada and has the corporate power to conduct the business which it conducts and proposes to conduct.: b) Upon issue, the Shares will be duly and validly issued, fully paid and non-assessable common shares in the capital of the Company.

 We filed a copy of the subscription agreement as exhibit to the registration statement.

Business, page 23

Comment 11: Please explain what a “GSM” devise is.

Response:  We have added a description of GSM devise in the business description on Page 23:

GSM (Global System for Mobile Communications: originally from Groupe Spécial Mobile) is the most popular standard for mobile telephony systems in the world. Our GSM Device is a hybrid of a wireless GSM modem and a proprietary electronic device capable of communicating and interpreting data coming from amusement or vending machine to the modem. The proprietary device commutates to the vending/amusement machine, analyses the received data and communicates it to the GSM modem part of the device. The GSM modem, using existing wireless networks (the same networks that any cellular phone uses to transmit data), sends interpreted data in set intervals to the central server (website), where it is displayed in a form of useful information and charts (revenues, service interruptions, top earners, inventory remaining, service call alerts).

Management, page 27

Comment 12: You indicate that you were incorporated on November 9, 2009. Based on disclosure presented elsewhere in the filing, including on pages 5, 24 and 40, it appears that you may have been incorporated on March 5, 2008. Please revise so your disclosures are consistent throughout the filing.

Response: We revised our disclosure on page 27 that we were incorporated on March 5, 2008.

Executive Compensation, page 28

Comment 13: You state that you do not contemplate entering into any employment agreements until you begin profitable operations. Please indicate whether Mr. Fedosov will be compensated after the offering and prior to profitable operations. If so, state clearly that the net offering proceeds will be used to pay his compensation.

Response: We indicated on page 29 that Mr. Fedosov will not be compensated after the offering and prior to profitable operations.

Financial Statement, page 34

General

Comment 14: You disclosed on page 33 that the 6,000,000 shares issued in January 2010 were restricted. Please enhance your disclosure to discuss in the footnotes of the financial statement as well as throughout the filings the nature of the restriction.

Response: We enhanced our disclosure by adding discussion of the nature of the restriction in our Amendment No. 1 to Registration Statement on Form S-1 on page 31 and page 33 as well as in the footnotes of the financial statement on page 42. On page 31 we added a discussion of Rule 144 shares:

Rule 144 Shares

A total of 6,000,000 shares of our common stock are available for resale to the public in accordance with the volume and trading limitations of Rule 144 of the Act. Under this Rule, a person who has beneficially owned restricted shares of our common stock for at least six months is entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding the sale, are subject to additional restrictions. Such person is entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of securities of the same class then outstanding;

•	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Such sales must also comply with the manner of sale and notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold all of the 6,000,000 shares that may be sold pursuant to Rule 144.

Report of Independent Registered Public Accounting Firm, page 35

Comment 15: The first paragraph of your accountant’s report refers to the related statements of operations, stockholders’ equity (deficit), and cash flows for the period then ended. Please make arrangement with your accountant to have them revise their report to clarify that their report refers to the related statements of operations, stockholders’ equity (deficit), and cash flows for the period, instead of period, then ended. In addition, the report should clearly state the duration of each period. For example, we assume the period ended January 31, 2010 refers to the fiscal year ended January 31, 2010 and the period ended January 31, 2009 refers to the period from March 5, 2008 (inception) to January 31, 2009. Please revise accordingly. Please also make similar revision to your financial statements so the duration of the period is clear.

Response: Our accountant revised their report. We also make similar revision to our financial statements.

Comment 16: The opinion paragraph of your accountant’s report indicates that the financial statements present fairly the financial position of Red Pine Capital Group, Inc. Please make arrangements with your accountants to have them revise their report to refer to you instead of Red Pine Capital Group, Inc.

Response: Our accountant revised their report.

Balance Sheets, page 36

Comment 17: Based on the statements of stockholders’ equity (deficit) and other disclosure throughout the filing, it appears that there may not have been any shares of common stocks outstanding as of January 31, 2009. As such, please revise the description of common stock on the face of the balance sheet to clarify that there were 6,000,000 shares issued and outstanding as of January 31, 2010 and zero shares issued and outstanding as of January 31, 2009, if true. In addition, it appears that the par value of the common stock may be $0.001 and not $0.0001. Please revise accordingly.

Response: We revised the par value of the common stock to $0.001 from $0.0001 and the description of common stock on the face of the balance sheet that 6,000,000 and 0 shares issued and outstanding as of January 31, 2010 and January 31, 2009 respectively.

Note 1- Summary of Significant Accounting Policies, page 40

Income Taxes, page 40

Comment 18: You disclosed that your predecessor operated as an entity exempt from Federal and State income taxes. It does not appear that you have disclosed any information elsewhere in the filing regarding your predecessor. Please advise or revise your disclosure accordingly.

Response: We revised and deleted our disclosure that the Company’s predecessor operated as entity exempt from Federal and State income taxes.

Item 15. Resent Sales of Unregistered Securities, page 45

Comment 19: Provide the information required by Item 701(d) of Regulation S-K with respect to the sale of securities to Ms. Anna Ivashenko, or clarify that the information provided with respect to Mr. Fedosov applies to both transactions.

Response: We clarified the information that it applies to both transactions.

            Item 17. Undertakings, page 46

Comment 20: Please revise paragraph (A)(1)(c) so that it conforms to the exact language in Item 512(a)(1)(iii) of Regulation S-K.

Response: We revised paragraph (A)(1)(c) so that it conforms to the exact language in Item 512(a)(1)(iii) of Regulation S-K:

“To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.”

Signatures, page 49

Comment 21: Please include the signature of Ms. Anna Ivashenko, as a director of the registrant on the signature page of the amended registration statement.

Response: We included the signature of Ms. Anna Ivashenko, as a director of the registrant on the signature page of the amended registration statement.

Comment 22: Indicate the dates on which the registration statement was signed.

Response: We indicated the dates on which the registration statement was signed.

Legality Opinion, Exhibit 5.1

Comment 21: Please have counsel remove the final sentence of this opinion, as it is not appropriate to deny that this is counsel’s consent or that counsel is an expert within the meaning of Section 7 of the Securities Act. Note that we will not object if counsel states that it does not admit that it is an expert within the meaning of Section 7.

Response: Our counsel revised his opinion.

Please direct any further comments or questions you may have to our President, Mr. Gennady Fedosov at:

Facsimile No.: (775) 245-3048

Thank you.

Sincerely,

/S/ Gennady Fedosov

____________________

Gennady Fedosov, President